November 27, 2018

Prof. Arndt Rolfs, MD
Chief Executive Officer
Centogene B.V.
Am Strande 7
18055 Rostock
Germany

       Re: Centogene B.V.
           Draft Registration Statement on Form F-1
           Submitted October 31, 2018
           CIK 0001757097

Dear Prof. Arndt Rolfs:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1 Submitted October 31, 2018

General

1. Please supplementally provide us with copies of all written communications, as defined in
       Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
2. You state on page 35 of the draft registration statement that you have contracts with several laboratories in Iran through which you provide diagnostic tests You do not quantify this activity. You state on pages 28 and 29 of the draft registration statement that you derived 27.9% of your 2017 revenues from the Middle East, and you state on pages
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Centogene B.V.
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         80 and 117 that major markets for your diagnostics business include the "Middle East and
         North Africa region." North Africa and the Middle East include Sudan and Syria.

         Iran, Sudan and Syria are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and/or export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with
         Iran, Sudan and Syria, including contacts with their governments, whether through subsidiaries, affiliates, distributors, partners, customers, joint ventures or other direct or indirect arrangements. Please also discuss the materiality of those contacts, in quantitative terms and in terms of qualitative factors that a reasonable investor would deem important in making an investment decision. Tell us the approximate dollar amounts of revenues, assets and liabilities associated with those countries for the last two fiscal years and the subsequent interim period. Address for us the potential impact of the investor sentiment evidenced by divestment and similar initiatives that have been directed toward companies that have operations associated with U.S.-designated state sponsors of terrorism.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Financial Operations Overview
Pharmaceutical, page 79

3. You state that you can experience different revenue patterns quarter-to-quarter and year-
         over-year due to the significant upfront payments or investments made by our pharmaceutical partners. Please tell us how you are accounting for these upfront payments.
Results of Operations
Year Ended December 31, 2016 Compared to Year Ended December 31, 2017, page 82

4. Your disclosure under Note 7, Segment Information, indicates that you evaluate performance based on Adjusted EBITDA for each segment. Please expand your discussion of the results of operations for each of your reportable segments to describe the underlying drivers for the changes in segment Adjusted EBITDA between reporting periods. If there are multiple drivers that are responsible for the changes, please discuss and quantify the effect of each driver that you have identified. Please refer to Item 4 of
         Form F-1 and Item 5 of Form 20-F for guidance.
Contractual Obligations and Commitments, page 87

5. We note your disclosure in the risk factors section that you received waivers for the breach of equity and net debt ratio covenants under the Syndicated Loan Facility and that you are in the process of obtaining a further waiver from, or amendment of, the financial covenant terms of the facility for the year ended December 31, 2019. Please disclose the steps that the company intends to take to cure, obtain waivers of or otherwise address any
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         expected breach in 2019. For guidance, refer to Section IV.C of SEC Release 33-8350
         (December 29, 2003).
Certain Relationships and Related Party Transactions, page 141

6.       We note your disclosure on page F-39 that remuneration of EUR 476k
(2016: EUR
         1,242k) was provided to an entity controlled by key management personnel in respect of
         IT and consulting services. Please provide the disclosure required by
Item 4 of Form F-1
         and Item 7.B of Form 20-F or advise.
Description of Share Capital and Articles of Association, page 142

7. Please include discussion of how management may make calls on shareholders for amounts owed. See Item 10.B.3(g) of Form 20-F.
Information Reporting and Backup Withholding, page 178

8. If applicable and material, please include discussion of the foreign financial assets requirements under the Hiring Incentives to Restore Employment Act of 2010.
Consolidated Statements of Comprehensive Loss for the Years Ended December 31, 2016 and
2017, page F-3

9. Please revise your financial statements to separately present loss for the year attributable to equity holders of the parent and non-controlling interests as required by paragraph
         81B(a) of IAS 1.
5 Accounting and Measurement Principles
Revenue, page F-9

10. We note that you recognize revenue from clinical diagnostic services based on the percentage of completion method. Please expand your accounting policy disclosure to describe the terms of the transactions and explain to us how these transactions meet the conditions in paragraph 20 of IAS 18. Please also disclose how you assess the percentage of completion of the service on the reporting date based on the work rendered. Refer to paragraph 35 of IAS 18.
11. Please expand your disclosure to describe the terms of fixed fee partnership agreements under your pharmaceutical segment and explain to us how you have determined recognizing revenue with a fixed service fee on the pro rata basis over the contract period is consistent with IAS 18.
Notes to the Consolidated Financial Statements, Centogene AG
19 Share-Based Payments, page F-31

12. Please reconcile the total expenses arising from share-based payment transactions for
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       2017 disclosed on page F-33 to the share-based payments amount presented in your consolidated statement of changes in equity for the year ended December 31, 2017.
Undertakings, page II-4

13. Please provide the undertaking required by Item 512(a)(6) of Regulation S-K. Item
       512(a)(6) is required for any offering that involves an initial distribution of securities pursuant to Rule 159A.
Exhibit Index, page II-6

14. Please file your lease agreement for your Cambridge, Massachusetts facility described on page 130 or advise. Refer to Item 8 of Form F-1.
       You may contact Suying Li at 202-551-3335 or Joel Parker at 202-551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact
Jonathan Burr at 202-551-5833 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                               Sincerely,

FirstName LastNameProf. Arndt Rolfs, MD                        Division of
Corporation Finance
                                                               Office of
Beverages, Apparel and
Comapany NameCentogene B.V.
                                                               Mining
November 27, 2018 Page 4
cc:       Leo Borchardt
FirstName LastName